BELLWETHER HOUSING AND AFFILIATES

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

YEARS ENDED DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS

NOVOGRADAC
& COMPANY LLP®
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Auditors

To the Board of Directors
Bellwether Housing and Affiliates

We have audited the accompanying consolidated financial statements of Bellwether Housing and Affiliates, which comprise the consolidated statement of financial position as of December 31, 2018, and the related consolidated statements of activities without donor restriction, changes in net assets, functional expenses, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Bellwether Housing and Affiliates' preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bellwether Housing and Affiliates' internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bellwether Housing and Affiliates as of December 31, 2018, and the changes in its net assets and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements of Bellwether Housing and Affiliates for the year ended December 31, 2017 were audited by other auditors whose report dated May 29, 2018 expressed an unmodified opinion on those financial statements.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, Bellwether Housing and Affiliates adopted a change in accounting principle for financial reporting, primarily related to the presentation of net assets and required disclosures related to liquidity and functional expenses. Our opinion is not modified with respect to that matter.

Other Matters

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The supplementary information on pages 31 through 40 is presented for the purpose of additional analysis, and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole. The 2017 supplementary information on pages 31 through 40 was subjected to the auditing procedures applied in the 2017 audit of the basic financial statements by other auditors, whose report on such information stated that it was fairly stated in all material respects in relation to the 2017 consolidated financial statements as a whole.

Novogradac & Company LLP

Walnut Creek, California
May 22, 2019

BELLWETHER HOUSING AND AFFILIATES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Current assets (Note 2)		
Cash and cash equivalents	$ 4,279,601	$ 2,490,624
Cash and cash equivalents - Restricted	16,354,501	20,755,617
Investments and cash - Board designated reserves (Note 3, 16)		
Administrative operating reserve	2,759,684	3,036,908
Pooled replacement reserve	1,959,959	491,034
Impact investment reserve	913,076	588,715
Opportunity Fund	27,736,036	7,265,933
Tenant and other receivables	409,975	519,430
Project development expenditures	1,062,465	393,692
Prepaid expenses and other assets	557,217	377,122
Total current assets	**56,032,514**	**35,919,075**
Property and equipment, net (Note 7)		
Land	37,576,526	30,616,971
Buildings	245,811,142	172,442,249
Furniture and equipment	13,423,349	8,208,714
Construction in progress	215,072	54,459,900
	297,026,089	265,727,834
Less: Accumulated depreciation	(55,195,062)	(54,088,554)
Total property and equipment, net	**241,831,027**	**211,639,280**
Other assets		
Deferred costs, net (Note 2)	564,144	178,638
Long term notes receivable (Note 6)	49,200	82,548
Total other assets	**613,344**	**261,186**
Total Assets	**$ 298,476,885**	**$ 247,819,541**

See notes to financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
DECEMBER 31, 2018 AND 2017

LIABILITIES AND NET ASSETS

	2018	2017
Current liabilities		
Accounts payable and accrued expenses	$ 1,785,182	$ 1,458,500
Construction payables	3,344,543	6,786,825
Short-term notes and advances	-	2,026,679
Accrued interest payable	575,179	384,930
Security deposits	798,482	1,178,035
Current portion of long-term debt (Note 9)	38,166,204	6,607,792
Total current liabilities	**44,669,590**	**18,442,761**
Long term liabilities		
Deferred interest payable	2,987,782	2,410,356
Long-term debt, deferred loans and grants, net of current maturities (Note 8, 9)	164,996,395	165,039,389
Less: unamortized debt issuance costs (Note 9)	(2,455,620)	(2,556,342)
Total long-term liabilities	**165,528,557**	**164,893,403**
Net assets		
Net assets without donor restriction (Note 11)	67,913,177	50,393,764
Net assets with donor restriction (Note 12)	298,173	331,630
Non-controlling interest in LPs and LLCs (Note 11)	20,067,388	13,757,983
Total net assets	**88,278,738**	**64,483,377**
Total Liabilities and Net Assets	**$ 298,476,885**	**$ 247,819,541**

See notes to financial statements

BELLWETHER HOUSING AND AFFILIATES

CONSOLIDATED STATEMENTS OF ACTIVITIES WITHOUT DONOR RESTRICTION
YEARS ENDED DECEMBER 31, 2018 AND 2017

		2018		2017
Revenue and Public Support				
Rental revenue - residential	$	22,472,554	$	20,474,495
Rental revenue - commercial		1,237,600		1,339,516
Property management		193,733		125,317
Consulting fees		203,938		345,661
Interest, dividends, and realized gains		375,585		265,524
Grants and contributions		848,349		1,029,296
Net assets released from restrictions		150,533		4,480
Other revenue		47,818		127,578
Total Revenue and Public Support		**25,530,110**		**23,711,867**
Expenses				
Program Expenses				
Rental operations				
Operating expenses		11,036,677		10,806,688
Depreciation and amortization		6,796,501		5,003,245
Interest expense		5,339,229		3,881,200
Development and property management		4,130,782		3,487,084
Other		223,775		220,484
Total Program Expenses		**27,526,964**		**23,398,701**
Supporting Service Expenses				
Management and general		2,460,457		1,401,750
Management and general - LPs and LLCs		624,399		840,207
Fundraising		358,489		219,434
Total Supporting Service Expenses		**3,443,345**		**2,461,391**
Total Expenses		**30,970,309**		**25,860,092**
Net Income (Loss) from Operations		**(5,440,199)**		**(2,148,225)**
Gains and (Losses)				
Gain on dissolution of partnership (Note 15)		-		555,332
Gain on sale of property (Note 7)		23,362,845		-
Gain (loss) on investments (Note 3)		(1,385,158)		824,830
Total Gains and (Losses)		**21,977,687**		**1,380,162**
Change in Net Assets Without Donor Restriction	**$**	**16,537,488**	**$**	**(768,063)**

See notes to financial statements

BELLWETHER HOUSING AND AFFILIATES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Net Assets Without Donor Restriction		
Revenue and public support	$ 25,379,577	$ 23,707,387
Net assets released from restrictions	150,533	4,480
Total Revenue and Public Support	**25,530,110**	**23,711,867**
Expenses	(30,970,309)	(25,860,092)
Gains	21,977,687	1,380,162
Total Expenses and Gains	**(8,992,622)**	**(24,479,930)**
Changes in net assets without donor restriction	**16,537,488**	**(768,063)**
Net Assets With Donor Restriction		
Revenue and public support	117,077	67,926
Net assets released from restrictions	(150,533)	(4,480)
Changes in net assets with donor restriction	**(33,456)**	**63,446**
Changes net assets	**16,504,032**	**(704,617)**
Non-Controlling Interest in LPs and LLCs		
Owners' contributions	7,552,111	652,696
Owners' withdrawals	(260,782)	(2)
Changes in non-controlling interest in LPs and LLCs	**7,291,329**	**652,694**
Changes in net assets and non-controlling interest in LPs and LLCs	**23,795,361**	**(51,923)**
Balance, beginning of year	**64,483,377**	**64,535,300**
Balance, end of year	**$ 88,278,738**	**$ 64,483,377**

CONSOLIDATED STATEMENT OF FUNCTIONAL EXPENSES
YEAR ENDED DECEMBER 31, 2018

	Bellwether Owned Properties	Partnership Properties	Property Management	Real Estate Development	Total Program	Fundraising	General & Administrative	Total
Salary & benefits	$ 2,088,425	$ 1,414,336	$ 1,502,997	$ 1,473,036	$ 6,478,794	$ 179,732	$ 2,103,941	$ 8,762,467
Operating & maintenance	2,792,132	1,371,099	195,142	549,735	4,908,108	100,365	342,293	5,350,766
Professional fees	42,913	59,068	75,243	191,406	368,630	5,334	488,043	862,007
Occupancy	1,853,871	661,321	13,189	35,451	2,563,832	48,333	138,636	2,750,801
Trainings, meetings & memberships	39,258	26,600	5,143	4,703	75,704	24,725	11,943	112,372
Printing & communications	239,560	338,447	-	-	578,007	-	-	578,007
Depreciation	2,356,221	4,440,280	-	-	6,796,501	-	-	6,796,501
Interest Expense	2,451,436	2,887,795	-	-	5,339,231	-	-	5,339,231
Other	109,643	223,777	84,737	-	418,157	-	-	418,157
	$11,973,459	$11,422,723	$ 1,876,451	$ 2,254,331	$ 27,526,964	$ 358,489	$ 3,084,856	$ 30,970,309

See notes to financial statements

BELLWETHER HOUSING AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Reconciliation of change in net assets to net cash provided by (used in) operating activities		
Changes in net assets	$ 23,795,361	$ (51,923)
Adjustments to reconcile change in net assets to net cash provided by (used in) operating activities		
Depreciation and amortization	6,796,501	5,011,587
Amortization - debt issuance costs	177,370	142,841
(Gain) on dissolution of partnership	-	(555,332)
Loss (Gain) on investments	1,385,158	(824,830)
Forgiveness of debt	18,630	18,630
(Gain) on disposal of property and equipment	(23,362,845)	-
Changes in:		
Tenant and other receivables	109,455	(154,251)
Prepaid expenses and other assets	(180,095)	(81,471)
Accounts payable and accrued expenses	326,682	78,081
Security deposits	(379,553)	488,761
Accrued interest payable	190,249	115,219
Deferred interest payable	577,426	414,320
Total adjustments	**(14,341,022)**	**4,653,555**
Net cash provided by operating activities	**9,454,339**	**4,601,632**
Cash flows from investing activities		
Purchase of property and equipment	(46,636,564)	(46,336,924)
Proceeds from sale of properties	26,520,000	-
Gain (loss) on investments	(1,385,158)	824,830
Payments received on notes receivable	26,682	-
Net cash used in investing activities	**(21,475,040)**	**(45,512,094)**
Cash flows from financing activities		
Principal payments on debt	(10,957,318)	(1,677,648)
Proceeds from debt	35,644,549	44,915,677
Debt issuance costs	(76,598)	(4,171)
Deferred costs	(507,237)	(100,026)
Distributions to non-controlling interest	(260,782)	
Contributions from non-controlling interest	7,552,111	-
Net cash provided by financing activities	**31,394,725**	**43,133,832**
Net changes in cash and cash equivalents	**19,374,024**	**2,223,370**
Cash and cash equivalents at beginning of year	**34,628,833**	**32,405,463**
Cash and cash equivalents at end of year	**$ 54,002,857**	**$ 34,628,833**
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 4,394,184	$ 3,378,970
Non-cash transactions		
Increase in properties from assumption of debt	$ 4,782,875	$ 4,884,194
Owners' contributions	$ -	$ 652,696

See notes to financial statements

NOTE 1 - NATURE OF ACTIVITIES AND ORGANIZATION

Bellwether Housing is a nonprofit organization, founded in 1980, conducting activities in the State of Washington.

Our vision:
We envision diverse communities where people of all incomes and backgrounds share in the opportunity and prosperity of our region.

Our mission:
Bellwether Housing creates stable communities and access to opportunity through affordable housing. We develop and manage homes for people with limited incomes near job centers, transit, and services. We amplify our impact by helping other organizations in the Puget Sound region do the same.

Our residents:
Bellwether residents include families, young people starting out, seniors on fixed incomes, people with disabilities, and immigrants starting over in a new country. Fifty-two percent of our residents identify as people of color. One in five Bellwether residents experienced homelessness before moving in.

Our apartments are affordable to households with very low to moderate incomes. Our workforce housing serves families with moderate annual incomes of around $53,500 to $64,000 for a family of four. We also serve very low-income households, such as families exiting homelessness, who have annual incomes around $32,000 for a family of four. For a single person, we serve people with incomes ranging from about $22,000 to $44,000 a year.

Our approach:
Bellwether Housing has been developing and operating affordable apartments for nearly 40 years. Founded in 1980, by the downtown Seattle business and civic leaders, Bellwether has grown to be Seattle's largest nonprofit affordable housing provider. As of December 31, 2018, Bellwether owns and manages 2,081 affordable homes in Seattle housing 2,400 people.

As dedicated stewards of our community resources, Bellwether holds itself deeply accountable for creating enduring affordable housing. We proactively manage all our resources: our finances, buildings, and our community relationships. Our stewardship allows us to weather economic downturns, create more affordable housing, and maintain the quality and affordability of our properties. We're strategic in our investments, seeking out opportunities that will strengthen the organization, benefit the community, and serve our residents.

Every Bellwether resident has access to our resident services program. Our resident services team connects residents to community resources that will support their housing stability and personal needs. The team creates community by hosting educational and social events for residents. Our goal is to keep people stably housed, and to ensure they truly can access resources and opportunities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

External financial reporting for not-for-profit organizations

The consolidated financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Accordingly, assets of the Corporation and changes therein are classified and reported as follows:

Net Assets With Donor Restriction – consists of unexpended contributions and grants restricted by the donor for a particular purpose or time period by the donor.

Net Assets Without Donor Restriction – are not subject to donor-imposed restrictions and are therefore available to support Bellwether's activities and operations at the discretion of the Board of Directors. A portion of the net assets without donor restrictions are designated by the board (refer to note 16).

Consolidation

The financial statements include the assets, liabilities, and activities of Bellwether Housing and the various limited partnerships and limited liability companies for which Bellwether, as the general partner or managing member, has a controlling financial and legal interest, and the various limited liability partnerships and limited liability companies wholly owned by Bellwether (collectively, "Bellwether"). All significant intercompany transactions have been eliminated in the consolidation. As of December 31, 2018, Bellwether owned or operated the following low income housing properties in Seattle:

Property	Low-Income Residential Units	Commercial and Cell Tower Units
Anchor Flats Apartments	71	Yes
Annapolis Apartments *	23	Yes
Arbora Court	133	Yes
Bellevue/Olive Apartments *	48	Yes
Cambridge Apartments	157	-
Casa Pacifica Apartments *	65	Yes
Cascade Court *	100	-
Eagles Apartments *	44	-
First & Vine	82	Yes
Graham Terry Apartments *	121	-
Judkins Park Apartments	16	-
Juneau & Pardee Townhomes *	19	-
Kingway Apartments*	164	-
Mercer Court *	24	-
Meridian Manor *	109	-
Olive Tower Apartments *	86	Yes
Oregon Apartments *	83	Yes
Rose Street	71	Yes
Security House Apartments	107	Yes
Sterling Court *	10	-

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consolidation (continued)

Property	Low-Income Residential Units	Commercial and Cell Tower Units
Stewart Court *	65	Yes
Stone Way Apartments	70	Yes
Tate Mason House *	97	-
The Genesee	50	-
The Gilmore	65	-
The Parker	50	-
Views at Madison *	96	-
Vine Court *	55	Yes
Total units owned	**2,081**	

* Bellwether owned properties

The following properties are managed but not owned by Bellwether and are therefore not consolidated:

Managed Properties	Low-Income Residential Units
Belboy	17
Heg Phillips House	11
Victorian Row Apartments	14
Total units managed	**42**

Investment in limited liability entities

Bellwether has an ownership interest in two limited liability companies (refer to Note 4). Bellwether's investment in these limited liability companies are carried under the equity method and adjusted for Bellwether's proportionate share of its undistributed earnings or losses.

Functional allocation of expenses

The costs of providing the various programs and other activities have been summarized on a functional basis in the accompanying consolidated statement of functional expenses. Expenses that are directly identifiable are allocated to programs. Accordingly, certain administrative costs are allocated among program and supporting services based on estimates of time and effort.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and cash equivalents

For the consolidated statements of cash flows, all investments and restricted cash are cash equivalents. At December 31, 2018 and 2017, cash and cash equivalents consist of checking accounts, savings accounts, brokered investments, certificate of deposits and brokered certificate of deposits held at financial institutions.

Cash and cash equivalents – Restricted

Various lenders require reserves for replacement of building components, unusual operating costs and equipment replacement. Restricted cash also consists of escrows and other reserves required to be maintained by various operating agreements or state law. Most reserves are maintained in separate interest-bearing accounts. Certain lenders require prior authorization for withdrawals. For the years ended December 31, 2018 and 2017, restricted cash totaled $16,354,501 and $20,755,617 respectively.

Investments – Board designated reserves

Bellwether sets aside reserves for unanticipated future costs, future development opportunities and to investments that leverage Bellwether's ability to borrow capital from third parties for lines of credit and construction loans. These reserves are not restricted by loans or other agreements and are available for use as approved by the board of directors. Refer to Note 16.

Tenant receivable and bad debt policy

Tenant rent charges for the current month are due on the first of the month. Tenant receivables consist of amounts due for rents, damages and cleaning fees. Bellwether does not accrue interest on the resident receivable balances.

Tenant receivables are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not material to the consolidated financial statements for the years ended December 31, 2018 and 2017. Bad debts expensed for the years ended December 31, 2018 and 2017 totaled $65,188 and $130,813, respectively. For the year ended December 31, 2018 and 2017, bad debts expensed are less than 1% of revenue.

Property and equipment

Land, buildings and improvements are recorded at cost, or if donated, at fair value at date of receipt. Building costs are depreciated under the straight-line method over an estimated useful life of 20-40 years. Furniture and equipment are depreciated under the straight-line method over an estimated useful life of 5-15 years. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment (continued)

Bellwether reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of such property may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the property and equipment to the future net undiscounted cash flow expected to be generated by the rental property, including any estimated proceeds from the eventual disposition of the property and equipment. If the property and equipment is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the property and equipment exceeds the fair value of such property. There were no impairment losses recognized during 2018 and 2017.

Predevelopment costs

Costs spent on design and permits, prior to construction on new projects or rehabilitation, are recorded as predevelopment costs. These costs are reimbursed by the new tax credit entities when the properties are syndicated. These costs are included in project development expenditures on the consolidated statements of financial position.

Debt issuance costs

Bellwether incurred debt issuance costs in connection with obtaining debt financing. These costs are capitalized and amortized on a straight-line basis over the term of the respective mortgage or loan. Generally accepted accounting principles require that the effective yield method be used to amortize debt issuance costs; however, the effect of using the straight-line method is not material to the consolidated financial statements for the years ended December 31, 2018 and 2017.

Deferred charges

Bellwether incurred costs in connection with operating leases, which have been capitalized and are amortized over the life of the respective leases using the straight-line method. Additionally, Bellwether incurred costs associated with obtaining various tax credit allocations. These costs are being amortized over the respective credit period using the straight-line method. Organizational cost incurred by Bellwether are expensed as incurred. For the years ended December 31, 2018 and 2017, amortization expense was $121,731 and $23,676.

Donated assets

Donations of property and equipment and other assets are recorded as revenue at their estimated fair value at the date of donation. Such donations are reported as revenue without donor restriction unless the donor has restricted the donated asset to a specific purpose. Assets with explicit restrictions regarding their use and contributions of cash that must be used to acquire property and equipment and other assets are reported as revenue with donor restriction. Absent donor stipulations regarding how long these donated assets must be maintained, Bellwether reports expirations of donor restrictions when the donated or acquired assets are placed in service as instructed by the donor. Bellwether reclassifies net assets with donor restriction to net assets without donor restriction at that time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Contributions: Contributions, including unconditional promises to give, are recognized in the period received or made.

Rental revenue: Rental revenue is recognized as it becomes due. Rental payments received in advance are deferred until earned. All leases between Bellwether and residential tenants are operating leases with terms of no longer than one year. Bellwether receives rent under commercial leases with terms from one to five years, some of which provide for increasing non-cancelable lease payments. Accounting principles generally accepted in the United States of America require such revenue be recognized over the term of the lease using the straight-line method, when realization is reasonably assured. Because recovery of the contractual rent increases is uncertain, management continues to recognize rental income from commercial leases as payments are due. All leases between Bellwether and the tenants of the commercial spaces are accounted for as operating leases.

Grants: Grant revenue is recognized to the extent related grant expenditures are incurred.

Advertising costs

Advertising costs are expensed as incurred and are included in operating expenses in the consolidated statements of activities and changes in net assets without donor restriction.

Property taxes

Bellwether is exempt from some, but not all, real property taxes. Property tax exemptions apply when at least seventy-five percent of the units in a building are occupied by people earning fifty percent or less of the area median income. For those properties that are required to pay property taxes, such taxes are expensed in the year of the lien on the property such that twelve months of expense are charged to operations each year.

Concentration of credit risk

Bellwether maintains cash balances with various regional and national financial institutions. The balances in the accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2018 and 2017, the cash balances held at some of these financial institutions exceeded the FDIC insurance limit. Bellwether has not experienced any losses in such accounts. Management believes that they are not exposed to any significant credit risk on cash and cash equivalents.

Bellwether's operations are concentrated in the multifamily real estate market. In addition, they operate in a heavily regulated environment. The operations of Bellwether are subject to the administrative directives, rules and regulations of federal, state and local regulatory agencies that are subject to change by an act of Congress or an administrative change mandated by the respective agency. Changes may occur with little notice or inadequate funding to pay for the related cost, including the additional administrative burden, if any, to comply with a change.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk (continued)

Bellwether has entered into short-term and long-term contracts with local, city, county, state, and federal housing authorities, in which they receive rental assistance for various properties. Rental assistance payments are contingent on periodic budget approvals, tax levies, and annual appropriations. During the year ended December 31, 2018 and 2017, rental assistance revenue was 32% and 33% of rental revenue, respectively.

Use of estimates in the preparation of consolidated financial statements

The preparation of consolidated financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value

Bellwether applies the accounting provisions related to fair value measurements. The provisions define and establish the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability and establishes the following fair value hierarchy:

Level 1 - Inputs utilize quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access;
Level 2 - Inputs may include quoted prices for similar assets or liabilities in active markets; and
Level 3 - Unobservable inputs for the asset or liability based on the best available information.

For instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurement will fall within the lowest level input that is significant to the fair value measurement in its entirety.

Fair value and partnership exits

Bellwether is subject to the provisions of the Fair Value Measurement treatment cited above when limited partners or members transfer their equity interests upon the dissolution of a partnership or limited liability company. Bellwether restates fixed assets received in the transfer at their net book values and adjusted to fair market value as determined either by a) an appropriate appraisal, or b) the amount of net assets transferred to Bellwether. The latter method adjusts to fair value by marking to outstanding debt. The valuation technique is classified as Level 3 (see above) under the fair value measurements fair value hierarchy.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of brokered investments

Bellwether is subject to the provisions of the Fair Value Measurement treatment cited previously related to the brokered investments included in investments – board designated reserves and cash and cash equivalents. Bellwether adjusts the brokered investments to fair market value based on the type of investment. Gains (losses) are included in gain (loss) on cash investments on the consolidated statements of activities and changes in net assets without donor restriction. The valuation technique used for valuing mutual funds is classified as Level 1 under the fair value measurements fair value hierarchy (see above).

Income taxes

Bellwether Housing is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code and state income tax and has been classified as other than a private foundation. Income taxes on partnership and LLC income are levied on the partners and members in their individual capacity. Accordingly, all profits and losses of the partnerships and LLCs are recognized by each partner and member on its respective tax return.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Bellwether to report information regarding its exposure to various tax positions taken. Bellwether has determined whether any tax positions have met the recognition threshold and has measured the Corporation's exposure to those tax positions. Management believes that they have adequately addressed all relevant tax positions and that there are no unrecorded tax liabilities. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to Bellwether are recorded in operating expenses. No interest or penalties from federal or state tax authorities were recorded in the accompanying financial statements.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Subsequent events

Management performed an evaluation of Bellwether's activity through May 22, 2019, and has concluded that there were no significant subsequent events requiring disclosure through the date these consolidated financial statements were available to be issued.

Change in accounting principle

On August 18, 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-14, Not-for-Profit Entities – Presentation of Financial Statements of Not-for-Profit Entities. The update addresses the complexity and understandability of net asset classification, information about liquidity and availability of resources, and consistency in the type of information provided about expenses and investment return. Bellwether has adjusted the presentation of these financial statements accordingly.

NOTE 3 - INVESTMENTS

As of December 31, 2018 and 2017, investments consisted of the following:

	2018	2017
Cash and cash equivalents	$ 13,686,848	$ 1,727,770
Fixed income securities:		
Government bonds	1,127,026	1,200,283
Corporate bonds	-	832,784
Mutual funds	7,735,654	608,113
Equities	10,819,227	4,383,296
Other securities	-	2,630,344
Total	$ 33,368,755	$ 11,382,590

Investment income was comprised of the following for the years ended December 31, 2018 and 2017:

	2018	2017
Interest, dividends, and realized gains	$ 362,224	$ 206,208
Unrealized gains (losses)	(1,385,158)	824,830

NOTE 4 - INVESTMENTS IN LIMITED LIABILITY ENTITIES

As of December 31, 2018 and 2017, Bellwether has a 50% ownership share in Kenyon Housing LLC. Kenyon Housing LLC has a 0.01% capital interest in Kenyon Bozeman Limited Partnership, which owns and operates an eighteen unit apartment building located in Seattle, Washington. As of December 31, 2018 and 2017, Bellwether has a 21% ownership share, respectively, in Baker Manager LLC. Baker Manager LLC has a 0.01% interest in Baker Apartments LLC which owns and operates an 84 unit apartment building located in Bellingham, Washington. Investments are reviewed for impairment on a periodic basis in accordance with accounting principles generally accepted in the United States of America. As of December 31, 2018 and 2017, Bellwether's carrying balance of these investments is $-0-.

NOTE 5 - OWNERSHIP IN LIMITED LIABILITY ENTITIES

As of December 31, 2018, Bellwether was the general partner of operating tax credit limited partnerships and managing member of operating tax credit limited liability companies in Seattle, Washington as follows:

Entity	Ownership Interest %
1511 Dexter Limited Partnership	0.01%
Cambridge Limited Liability Limited Partnership	0.01%*
Genesee Limited Partnership	0.01%
HRG Rose Street Limited Partnership	0.01%
Judkins Park Apartments, LLC	0.01%
Parker Apartments Limited Partnership	0.01%
Security House Limited Liability Limited Partnership	0.01%*
Stone Way Apartments, LLC	0.01%
Sunset Apartments Limited Partnership	0.01%
Third & Pine Redevelopment Limited Partnership	0.10%
University District Apartments 4% Limited Partnership	0.01%
University District Apartments 9% Limited Partnership	0.01%

* Bellwether has a 79% interest in the 0.01% general partner interest of the partnership

During the year ended December 31, 2017, Bellwether purchased the investor's 99.90% limited partner interest in Eighth & Stewart Limited Partnership. At December 31, 2017, Bellwether owned 100% of the partnership.

NOTE 6 - LONG TERM NOTES RECEIVABLE

Holly House Note

Bellwether has a note receivable from Pearlene Christopher, purchaser of Holly House, which was due upon the sale of the property. As of December 31, 2018 and 2017, $9,200 was receivable. The note does not bear interest and is collateralized by a deed of trust.

Kenyon & Bozeman LP Note

Bellwether has a note receivable in the amount of $100,000 from Kenyon & Bozeman Limited Partnership of which Bellwether is a part owner in its general partner. Principal payments are to be paid from Net Cash Flow, as defined in the note agreement, due 75 days after the close of the fiscal year. Any remaining principal balance as of November 30, 2058 will be forgiven. The principal balance will be forgiven if Kenyon Housing, LLC assumes a $100,000 note payable to the City of Seattle. The note does not bear interest and is collateralized by the Kenyon House property. As of December 31, 2018 and 2017, due to loan provisions for forgiveness, $40,000 and $46,667, respectively, remains receivable. As of the date of these financial statements, Bellwether is in the process of exiting Kenyon Housing LLC.

NOTE 7 - PROPERTY AND EQUIPMENT

As of December 31, 2018 and 2017, property development and rehabilitation costs had been incurred on the following properties:

	2018	2017
Anchor Flats Apartments	$ -	$ 12,533,278
Arbora Court - 4%	-	15,951,736
Arbora Court - 9%	-	12,155,950
Cambridge Apartments	-	13,818,936
Olive Tower Apartments	200,606	-
Various other properties	14,466	-
Construction in progress	$ 215,072	$ 54,459,900

On September 18, 2018 Bellwether purchased a 96-unit apartment project known as The Views at Madison at a cost of $11,794,641.

During the year ended December 31, 2018, Bellwether sold the parking lot at Graham Terry Apartments to a third party. The sale resulted in the recognition of gain in the amount of $7,802,252 which is included in gain on sale of property on the consolidated statements of activities and changes in net assets without donor restriction.

During the year ended December 31, 2018, Bellwether sold the land and building at John Winthrop Apartments to a third party. The sale resulted in the recognition of gain in the amount of $15,560,093 which is included in gain on sale of property on the consolidated statements of activities and changes in net assets without donor restriction.

NOTE 8 - LONG TERM DEBT

Bellwether has entered into various debt agreements with various financial institutions and governmental agencies to fund acquisitions, pre-development costs, construction, and normal operations. The loans are secured by the associated real estate projects. Outstanding balances and terms of long term debt as of December 31, 2018 and 2017 are as follows:

					Outstanding Balance - 2018	
Date of Note	Maturity Date	Lender	Interest Rate	Outstanding Balance - 2017	Long Term Portion	Current Portion
Anchor Flats Apartments						
10/21/16	5/1/37	* Umpqua Bank	1.43% + 1 month LIBOR	$ 5,629,662	$ -	$ 5,562,715
10/21/16	5/1/37	* Umpqua Bank	1.43% + 1 month LIBOR	-	5,683,633	46,367
Annapolis Apartments						
8/1/05	9/1/18	Washington Community Reinvest Assoc.	4.750%	333,628	-	-
Arbora Court						
11/28/16	4/1/36	* US Bank	1.75% + 1 month LIBOR	7,121,346	7,072,205	49,141
11/28/16	4/1/36	* US Bank	1.75% + 1 month LIBOR	2,759,388		6,504,413
11/28/16	4/1/36	* US Bank	1.95% + 1 month LIBOR	183,669	274,726	2,145
11/28/16	4/1/36	US Bank	1.95% + 1 month LIBOR	524,776	522,050	2,726
11/28/16	4/1/36	US Bank	1.95% + 1 month LIBOR	5,979,453	-	7,960,405
Bellevue/Olive Apartments						
8/26/94	8/31/35	State of Washington	1.000%	99,887	89,652	5,143
8/25/16	9/1/23	Washington Community Reinvestment Association	3.625%	1,840,533	1,765,065	38,417
Bellwether						
Greenwood						
12/3/18	12/3/21	US Bank	3.000%	-	2,000,000	-
8/1/18	4/1/21	Impact Capital	0.000%	-	55,658	-
Tukwila						
2/15/18	1/1/26	Washington State Housing Finance Commission	1.000%	-	1,262,500	-
Stewart Court						
2/9/01	6/30/21	City of Seattle	1.000%	97,707	53,349	22,400
Rose Street Commercial						
8/31/11	8/31/21	Rainier Valley Community Development Fund	5.000%	514,641	481,025	17,236

NOTE 8 - LONG TERM DEBT (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Outstanding Balance - 2017	Outstanding Balance - 2018 Long Term Portion	Outstanding Balance - 2018 Current Portion
Impact Investor Notes**						
7/1/15	12/31/20	Various	2.000%	$ 1,814,000	$ 1,814,000	$ -
Impact Investor Notes***						
10/1/16	12/31/21	Various	2.000%	1,935,000	1,935,000	-
Cambridge Apartments						
12/21/16	2/1/38	* Chase Bank	4.580%	-	-	-
12/21/16	2/1/38	* Chase Bank	1.44% + 1 month	14,444,332	8,706,509	14,848,034
8/13/92	7/1/43	State of Washington	0.000%	533,333	490,667	21,333
Casa Pacifica Apartments						
11/7/07	11/1/37	* Seattle Housing Authority	5.850%	3,315,000	3,130,000	95,000
Cascade Court						
11/6/92	11/30/42	State of Washington	1.000%	272,409	254,654	8,922
4/30/13	5/1/33	Umpqua Bank	4.24%	5,046,589	4,818,057	116,719
12/18/17	7/1/25	Washington State Housing Finance Commission	2.00%	113,890	84,079	15,678
Eagles						
3/19/97	4/1/27	Pacific Life	8.79%	381,394	324,189	29,958
First and Vine						
7/27/11	1/1/28	US Bank	6.67%	2,415,015	2,310,447	54,047
Graham Terry Apartments						
12/15/10	1/1/21	Enterprise	5.52%	2,689,379	2,574,650	58,965
John Winthrop Apartments						
7/8/98	8/1/28	* Seattle Housing Authority	5.50%	1,166,575	-	-
Judkins Park Apartments						
3/19/04	2/1/21	Umpqua Bank	6.55%	369,000	346,561	11,591
Juneau & Pardee Townhomes						
7/31/05	8/15/33	Umpqua Bank	5.60%	421,513	399,490	11,541
Kingway Apartments						
2/24/98	3/1/28	* Seattle Housing Authority	5.48%	2,544,333	2,153,162	200,931
4/27/06	8/1/26	City of Seattle	1.00%	47,408	37,184	5,163

NOTE 8 - LONG TERM DEBT (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Outstanding Balance - 2017	Outstanding Balance - 2018 Long Term Portion	Outstanding Balance - 2018 Current Portion
Mercer Court						
12/31/12	1/1/33	Umpqua Bank	4.17%	$1,047,434	$ 1,000,320	$ 24,064
Meridian Manor						
10/1/09	4/1/26	MUFG Union Bank	5.400%	7,410,968	7,075,760	172,118
10/1/09	12/31/60	City of Seattle	1.000%	2,950,000	2,950,000	-
9/23/09	5/31/50	State of Washington	1% on 500k Begin 2016	2,975,876	2,951,268	12,365
Olive Tower Apartments						
2/28/07	3/1/27	Home Street Bank	5.750%	2,279,767	2,142,357	70,674
12/8/17	7/1/25	Washington State Housing Finance Commission	2.000%	88,199	65,263	12,076
Oregon Apartments						
10/31/07	11/1/27	* Chase Bank	5.35%	2,164,668	2,036,002	66,050
10/31/07	11/1/37	Chase Bank	5.80%	224,236	211,533	6,535
Rose Street Apartments						
2/8/10	2/1/27	* Washington State Housing Finance Commission	5.70%	3,981,235	3,868,702	57,751
Security House Apartments						
12/21/16	12/31/39	* Chase Bank	4.58%	11,663,241	8,187,034	100,769
4/12/99	12/31/39	State of Washington	1.00%	1,264,138	1,160,308	52,173
3/18/99	3/18/39	City of Seattle	1.00%	2,491,300	2,491,300	
3/18/99	3/18/39	City of Seattle – Discount	2.26%	(1,239,527)	(1,188,934)	(25,296)
Stewart Court						
2/8/06	2/8/36	* Seattle Housing Authority	5.02%	4,509,736	4,204,837	156,320
2/8/06	2/8/26	US Bank	6.65%	741,669	700,408	21,324
2/8/06	6/30/26	City of Seattle	1.00%	56,118	44,214	5,982
Stone Way Apartments						
7/28/05	8/1/25	* Seattle Housing Authority	4.90%	2,483,180	2,326,311	80,378
7/28/05	8/1/25	US Bank	6.50%	1,003,424	950,011	27,584

NOTE 8 - LONG TERM DEBT (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Outstanding Balance - 2017	Outstanding Balance - 2018 Long Term Portion	Outstanding Balance - 2018 Current Portion
Tate Mason House						
12/2/13	1/1/29	Banner Bank	5.50%	$3,214,821	$ 3,043,774	$ 87,869
The Genesee						
12/21/04	1/1/38	*Seattle Housing Authority	5.100%	1,085,987	1,020,581	33,535
The Gilmore						
12/24/01	1/1/34	*Chase Bank	5.945%	2,218,659	2,043,553	90,148
The Parker						
8/5/14	8/5/30	*US Bank	4.700%	3,447,260	3,325,323	62,418
Views at Madison						
9/12/18	9/1/48	*Beneficial State Bank	3.710%	-	6,928,725	32,997
9/12/18	9/1/48	Beneficial State Bank	4.850%	-	545,164	2,136
8/27/01	12/31/52	Washington State DCTED	1.000%	-	638,398	16,261
8/27/01	6/30/52	Seattle Office of Housing	1.000%	-	1,490,447	2,495
Vine Court						
5/5/10	4/1/20	Enterprise	5.960%	2,367,126	2,267,127	51,506
				$121,023,386	$111,118,298	$36,909,222

* This loan was financed with proceeds of tax-exempt bonds. The loan is secured by a note payable with the lender, and the loan is collateralized by the building.

** Bellwether Impact Investor Notes - 2015 Issue

In July, 2015 Bellwether entered into a series of unsecured Promissory Notes ("Notes") with one institution and various accredited and qualified individuals totaling $1,814,000 and bearing interest of 2% payable quarterly. These notes were the first offering under Bellwether's Impact Investment program to secure low-interest private funds to support the organization's housing development activities. The maturity date of all Notes is December 31, 2020. At the election of Bellwether the Notes may be prepaid in whole or in part at any time without penalty. While no sinking fund is required, Bellwether has established a fund as an aid toward repayment of principal at maturity. During each of the years ended December 31, 2018 and 2017, deposits of $191,800 were made to the fund. Management intends to deposit $191,800 annually through 2020 for the 2015 Issue. This fund is included in investments – board designated reserves on the consolidated statements of financial position.

NOTE 8 - LONG TERM DEBT (CONTINUED)

*** Bellwether Impact Investor Notes - 2016 Issue

In October, 2016 the Corporation entered into a series of unsecured Promissory Notes ("Notes") with one institution and various accredited and qualified individuals totaling $1,935,000 and bearing interest of 2% payable quarterly. These notes were the second offering under Bellwether's Impact Investment program to secure low-interest private funds to support the organization's housing development activities. The maturity date of all Notes is December 31, 2021. At the election of the Corporation the Notes may be prepaid in whole or in part at any time without penalty. While no sinking fund is required, the Corporation has established a fund as an aid toward repayment of principal at maturity. During the years ended December 31, 2018 and 2017, deposits of $183,500 were made to the fund. Management intends to deposit $183,500 annually through 2021 for the 2016 Issue. This fund is included in investments – board designated reserves on the consolidated statements of financial position.

NOTE 9 - DEFERRED LOANS AND GRANTS

Bellwether has entered into various loan and grant agreements with various governmental agencies and one private institution to fund acquisitions, pre-development costs, construction and normal operations. The loans are secured by the associated real estate projects. The terms contain deferred principal payments or are ultimately forgivable loans and grants with balances payable as of December 31, 2018 and 2017 as follows:

Date of Note	Maturity Date	Lender	Interest Rate	Outstanding Balance - 2017	Outstanding Balance - 2018
Anchor Flats Apartments					
10/21/16	12/31/68	City of Seattle	1%	$ 5,427,234	$ 5,724,833
Annapolis Apartments					
8/2/05	11/1/43	City of Seattle	1%	458,000	458,000
Arbora Court					
12/2/16	6/30/68	City of Seattle	1%	5,730,000	5,730,000
12/2/16	6/30/68	City of Seattle	1%	563,000	563,000
12/2/16	2/28/68	King County Department of Community and Human Services	1%	380,000	380,000
11/30/16	2/28/68	State of WA Department of Commerce	1%	2,363,352	2,469,116
Bellevue/Olive Apartments*					
6/19/95	7/19/20	City of Seattle	0%	736,000	736,000

NOTE 9 - DEFERRED LOANS AND GRANTS (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Outstanding Balance - 2017	Outstanding Balance - 2018
Bellwether					
3/14/14	2/28/20	MUFG Union Bank	2.5%	$ 250,000	$ 250,000
2/23/15	3/31/20	MUFG Union Bank	2.5%	250,000	250,000
6/13/18	8/31/19	Commerce Bank Line of Credit	4.75%	-	750,313
Tukwila					
2/15/18	12/31/23	Enterprise Community Loan Fund	3.89%	-	957,000
Rose Street Buddha Jewel					
9/6/16	6/30/20	Rainier Valley Community Development Fund	2.75%	1,050,000	1,050,000
7/15/16	7/31/24	Rainier Valley Community Development Fund	1%	1,750,000	1,750,000
Rainier Beach land remnant					
7/15/16	6/30/20	Rainier Valley Community Development Fund	4%	867,000	867,000
The Genesee					
2/24/05	3/1/46	US Department of Housing and Urban Development	0%	2,085,500	2,085,500
Casa Pacifica Apartments					
10/22/98	10/22/23	City of Seattle	1%	1,104,000	1,104,000
First and Vine					
7/27/11	10/31/62	City of Seattle	1%	2,243,163	2,243,163
Graham & Terry Apartments					
12/11/90	12/11/30	State of Washington	0%	350,000	350,000
5/1/90	4/30/31	State of Washington	0%	500,000	500,000
John Winthrop Apartments					
7/26/98	sold	Virginia Mason Medical Center	0%	228,000	-
Judkins Park Apartments					
3/18/04	3/17/54	City of Seattle	1%	984,765	984,765
3/19/04	2/29/44	Seattle Housing Authority	1%	400,340	400,340
Juneau & Paradee Townhomes					
11/2/92	6/1/33	State of Washington	0%	487,500	487,500
Kenyon House**					
12/1/07	11/30/58	City of Seattle	0%	46,667	40,000
Mercer Court*					
11/3/97	11/3/22	City of Seattle	1%	368,000	368,000
Olive Tower Apartments					
7/20/84	3/1/27	City of Seattle	0%	527,184	527,184

NOTE 9 - DEFERRED LOANS AND GRANTS (CONTINUED)

Date of Note	Maturity Date	Lender	Interest Rate	Outstanding Balance - 2017	Outstanding Balance - 2018
Rose Street Apartments					
2/8/10	3/31/61	City of Seattle	Contingent Int not to exceed 7%	$ 4,260,000	$ 4,260,000
2/8/10	12/31/60	State of Washington	0%	4,200,000	4,200,000
2/8/10	3/31/61	State of Washington	0%	750,123	750,123
6/2/10	3/31/61	King County Department of Community and Human Services	1%	200,000	200,000
Stone Way Apartments					
7/27/05	7/27/55	City of Seattle	1%	500,000	500,000
7/27/05	7/27/55	City of Seattle	1%	2,135,000	2,135,000
7/28/05	6/30/46	Washington State Housing Trust Fund	1%	1,750,000	1,750,000
7/28/05	7/31/55	Seattle Housing Authority	1%	1,500,000	1,500,000
The Genesee					
12/21/04	12/21/54	City of Seattle	1%	516,000	516,000
12/10/04	12/31/45	State of Washington	1%	900,000	900,000
The Gilmore					
12/24/01	12/24/51	Washington State Convention & Trade Center	0%	1,000,000	1,000,000
1/3/03	1/3/53	City of Seattle	1%	112,967	112,967
The Parker					
8/5/14	8/5/64	City of Seattle	1%	3,650,000	3,650,000
Views at Madison					
8/27/01	12/31/52	Washington State Convention & Trade Center	0%	-	1,745,365
8/27/01	12/31/42	City of Seattle	1%	-	889,908
				$50,623,795	$55,135,077
Current portion of deferred loans and grants					
		Bellwether Union Bank			500,000
		Bellwether Commerce LOC			750,313
		Kenyon House**			6,667
					$ 1,256,980

* This loan provides for forgiveness of 5% of accrued interest annually effective on the 21st anniversary date of the loan

** This loan provides for principal forgiveness in the annual amount of $6,667 as set forth in the loan agreements.

NOTE 9 - DEFERRED LOANS AND GRANTS (CONTINUED)

Maturities of long term debt and deferred loans and grants

Estimated principal payments for the next five years and thereafter are approximately as follows:

	Total Debt
2019	$ 38,166,204
2020	8,990,356
2021	7,540,505
2022	2,807,654
2023	3,519,084
Thereafter	142,138,796
	203,162,599
Debt issuance costs, net	(2,455,620)
	$ 200,706,979

Debt issuance costs of $4,240,540 and $4,163,892 were incurred in connection with obtaining Bellwether's debt at December 31, 2018 and 2017, respectively. For the years ended December 31, 2018 and 2017, amortization expense was $177,370 and $142,841, respectively, which is included in interest expense on the consolidated statements of unrestricted activity. At December 31, 2018 and 2017, accumulated amortization was $1,784,920 and $1,607,550, respectively.

NOTE 10 - EMPLOYEE RETIREMENT PLAN

For substantially all employees with one year of service, Bellwether has adopted a defined contribution retirement plan under Internal Revenue Code section 403(b). On July 1, 2013 Bellwether changed what was formerly a profit-sharing plan to one with a matching provision and a profit-sharing option. Employees' contributions to the fund are discretionary. From the initial plan's inception through June 30, 2013 the annual Bellwether contribution was the greater of $300 per quarter or 3% of the employee's compensation regardless of employee participation. After July 1, 2013 Bellwether matches the first 3% of the employee's contribution and half of the employee's contribution rate for the next 2% that the employee contributes for a maximum employer match of 4%. For the years ended December 31, 2018 and 2017, Bellwether contributed $360,261 and $305,483 to the retirement plan, which include company discretionary bonus contributions of $155,712 and $159,576, all respectively.

NOTE 11 - RECONCILIATION OF NET ASSETS WITHOUT DONOR RESTRICTION

The change in consolidated net assets without donor restriction and partnership losses attributed to controlling interest and non-controlling interest for the years ended December 31, 2018 and 2017 is as follows:

	Controlling Interest	Non-Controlling Interest	Totals
Balance January 1, 2017	$ 48,804,765	$ 15,462,351	$ 64,267,116
Change in consolidated net assets without donor restriction and partnership losses	1,588,999	(2,357,062)	(768,063)
Withdrawals	-	(2)	(2)
Contributions	-	652,696	652,696
Balance December 31, 2017	50,393,764	13,757,983	64,151,747
Change in consolidated net assets without donor restriction and partnership losses	17,519,413	(981,925)	16,537,488
Withdrawals	-	(260,781)	(260,781)
Contributions	-	7,552,111	7,552,111
Balance December 31, 2018	$67,913,177	$20,067,388	$87,980,565

NOTE 12 – NET ASSETS WITH DONOR RESTRICTIONS

Net assets with donor restrictions consists of unexpended contributions or grants restricted for a particular purpose or time period. Net assets with donor restrictions are transferred to net assets without donor restriction as expenditures are incurred and the related time and use purpose has been met. Net assets with donor restrictions are restricted for the following purposes at December 31, 2018 and 2017, respectively.

	2018	2017
Furnishings	$ -	$ 15,002
Resident services	298,173	316,628
Total	$ 298,173	$ 331,630

NOTE 13 - COMMERCIAL LEASES

Unrelated Operating Leases

Five of the Bellwether owned properties (Annapolis Apartments, Eighth & Stewart Limited Partnership, Olive Tower Apartments, Oregon Apartments, and Vine Court Apartments) and two of the affiliated entities (Sunset Apartments Limited Partnership and Security House Limited Liability Limited Partnership) have entered into non-cancelable, triple-net operating lease agreements with unrelated entities.

Affiliated Operating Leases

Bellwether has a commercial master lease with Stone Way Apartments, LLC and Sunset Apartments Limited Partnership and sub-leases to unrelated parties as commercial residents. Bellwether also leases office space from Bellevue/Olive Limited Partnership and Casa Pacifica Apartments.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Bellwether provides a commercial guaranty pursuant to a loan agreement with Banner Bank in the amount of $3,500,000 for the benefit of Tate Mason House, LLC.

Bellwether has entered into a land lease agreement with Eighth & Stewart Limited Partnership dated February 8, 2001. Bellwether leases the land under Stewart Court to Eighth & Stewart Limited Partnership. The land lease will remain in effect throughout the duration of the partnership. The agreement required annual rental payments of $60,000 increased at 3%. During 2009, the agreement was amended and the annual rental payment was reduced to $22,935 annually with no annual escalation. For the years ended December 31, 2018 and 2017, rental payments of $22,935 were received, and are eliminated in consolidation.

Bellwether is the general partner of certain operating tax credit limited partnerships and managing member of certain operating tax credit limited liability companies. Bellwether has entered into various guaranty agreements related to the delivery of tax credits and the funding of operating deficits in accordance with the provisions of the partnership and operating agreements. Bellwether may be required to contribute funds to cover any tax credit shortfalls or operating deficits.

NOTE 15 - GAINS AND (LOSSES)

During the year ended December 31, 2017, Bellwether purchased the limited partner interest in Eighth & Stewart Limited Partnership. The sale resulted in the recognition of gain on valuation of $555,334 which is included in gain on dissolution of partnership on the consolidated statements of activities and changes in net assets without donor restriction.

NOTE 16 - LIQUIDITY AND AVAILABILITY OF FINANCIAL ASSETS

Bellwether has $38,058,331 of financial assets available for general expenditure within one year of the statement of financial position date. Management assesses its ability to meet its current financial obligations throughout the year, and has set internal targets for cash and debt to ensure that the organization can meet its general expenditures and other obligations as they become due.

Bellwether considers its assets available for general expenditure to include cash and cash equivalents, tenant and other receivables, and internally designated reserves. Bellwether considers revenue sources without donor restriction (rents, developer fees, interest) sufficient to meet its general expenditure levels. As part of the budgeting process, Bellwether makes appropriations at each fiscal year end and invests surplus cash flows into the following internally designated reserves:

Administrative Operating Reserve – The administrative operating reserve was established to support short-term deficits in the event of unforeseen circumstances. Bellwether has set an internal target of 4 to 6 months of operating expenditures. The administrative reserve balance at December 31, 2018 was $2,759,684.

Pooled Replacement Reserves – The pooled replacement reserve fund was established to supplement the required replacement reserves held by each building. The pooled replacement reserve shall be used when the required building level reserves are insufficient to cover emergent repairs and replacement needs. The pooled replacement reserve balance at December 31, 2018 was $1,959,959.

Impact Investment Reserves – The impact investment reserves serve as an internal 'debt sinking fund' to support those private investor loans made to the organization at their maturity date; provided those loans are not refinanced. The impact investment reserve balance at December 31, 2018 was $913,076.

Opportunity Fund – The Opportunity Fund serves to provide leverage to strengthen Bellwether's ability to borrow capital from third parties that would further the mission of Bellwether Housing. Provided that Bellwether's liquidity remains sufficient to maintain its desired borrowing capacity, the CEO may determine that an effective use of this fund may be to provide short, mid, or long-term financing of acquisition and development costs that support the creation of affordable housing. The opportunity reserve balance at December 31, 2018 was $27,736,036.

As these reserve funds are internally designated, management may at its discretion use these funds to support general expenditures should the need arise. Bellwether also has access to a line of credit (see Note 9).

BELLWETHER HOUSING AND AFFILIATES

SUPPLEMENTARY INFORMATION

CONSOLIDATING STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2018 AND 2017

ASSETS	2018 Bellwether Consolidated	2018 Partnerships and LLCs	2018 Eliminations	2018 Consolidated Total	2017 Bellwether Consolidated	2017 Partnerships and LLCs	2017 Eliminations	2017 Consolidated Total
Current assets								
Cash and cash equivalents	$ 2,040,521	$ 2,239,080	$ -	$ 4,279,601	$ 771,726	$ 1,718,898	$ -	$ 2,490,624
Cash and cash equivalents - Restricted	7,611,697	8,742,804	-	16,354,501	8,930,644	11,824,973	-	20,755,617
Investments and cash - Board designated reserves	33,368,755	-	-	33,368,755	11,382,590	-	-	11,382,590
Tenant and other receivables	1,103,625	240,957	(934,607)	409,975	555,180	1,974,685	(2,010,435)	519,430
Project development expenditures	1,062,465	-	-	1,062,465	393,692	-	-	393,692
Prepaid expenses and other assets	1,437,454	252,342	(1,132,579)	557,217	1,314,661	192,437	(1,129,976)	377,122
Total current assets	46,624,517	11,475,183	(2,067,186)	56,032,514	23,348,493	15,710,993	(3,140,411)	35,919,075
Property and equipment and other assets								
Property and equipment, net	68,705,340	192,001,929	(18,876,242)	241,831,027	55,236,136	170,447,886	(14,044,742)	211,639,280
Deferred costs, net	97,581	466,563	-	564,144	70,974	107,664	-	178,638
Long-term notes - affiliates	53,003,685	-	(53,003,685)	-	49,527,201	-	(49,527,201)	-
Long-term notes receivable	49,200	-	-	49,200	82,548	-	-	82,548
Total assets	$ 168,480,323	$ 203,943,675	$ (73,947,113)	$ 298,476,885	$ 128,265,352	$ 186,266,543	$ (66,712,354)	$ 247,819,541

LIABILITIES AND NET ASSETS	2018 Bellwether Consolidated	2018 Partnerships and LLCs	2018 Eliminations	2018 Consolidated Total	2017 Bellwether Consolidated	2017 Partnerships and LLCs	2017 Eliminations	2017 Consolidated Total
Current liabilities								
Accounts payable and accrued expenses	$ 1,446,848	$ 342,190	$ (3,856)	$ 1,785,182	$ 1,360,537	$ 112,608	$ (14,645)	$ 1,458,500
Construction payables	-	3,344,543	-	3,344,543	-	6,856,900	(70,075)	6,786,825
Short-term notes and advances	123,675	1,327,516	(1,451,191)	-	9,575	4,387,164	(2,370,060)	2,026,679
Accrued interest payable	195,471	379,708	-	575,179	204,517	180,413	-	384,930
Security deposits	504,535	293,947	-	798,482	1,124,836	53,199	-	1,178,035
Current portion of long term debt	2,623,827	35,542,377	-	38,166,204	2,796,935	3,810,857	-	6,607,792
Total current liabilities	4,894,356	41,230,281	(1,455,047)	44,669,590	5,496,400	15,401,141	(2,454,780)	18,442,761
Long-term liabilities								
Deferred interest payable	1,185,851	1,801,931	-	2,987,782	863,361	1,546,995	-	2,410,356
Long-term debt, deferred loans and grants, net of current maturities	76,436,101	88,560,294	-	164,996,395	61,925,429	103,113,960	-	165,039,389
Less: unamortized debt issuance costs	(1,114,524)	(1,339,847)	(1,249)	(2,455,620)	(1,061,651)	(1,493,442)	(1,249)	(2,556,342)
Long-term notes	-	-	-	-	-	557,223	(557,223)	-
Long-term notes - affiliates	-	52,496,952	(52,496,952)	-	-	48,515,621	(48,515,621)	-
Total long-term liabilities	76,507,428	141,519,330	(52,498,201)	210,198,147	67,223,539	167,641,498	(51,528,873)	183,336,164
Net assets								
Net assets without donor restriction	86,780,366	-	(18,867,189)	67,913,177	60,710,183	-	(10,316,419)	50,393,764
Net assets with donor restriction	298,173	-	-	298,173	331,630	-	-	331,630
Non-controlling interest in LPs and LLCs	-	21,194,064	(1,126,676)	20,067,388	-	18,625,045	(4,867,062)	13,757,983
Total net assets	87,078,539	21,194,064	(19,993,865)	88,278,738	61,041,813	18,625,045	(15,183,481)	64,483,377
Total liabilities and net assets	$ 168,480,323	$ 203,943,675	$ (73,947,113)	$ 298,476,885	$ 128,265,352	$ 186,266,543	$ (66,712,354)	$ 247,819,541

See report of Independent Auditors

CONSOLIDATING STATEMENTS OF ACTIVITIES WITHOUT DONOR RESTRICTION
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018				2017			
	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total
Revenue and Public Support								
Rental income	$ 15,087,013	$ 8,906,784	$ (283,643)	$ 23,710,154	$ 13,447,054	$ 8,590,082	$ (223,125)	$ 21,814,011
Property management	1,391,211	-	(1,197,478)	193,733	1,214,166	-	(1,088,849)	125,317
Consulting fees	203,938	-	-	203,938	345,661	-	-	345,661
Development fees	1,283,093	-	(1,283,093)	-				
Deferred development	3,235,464	-	(3,235,464)	-	4,203,126	-	(4,203,126)	-
Construction management fees	220,000	-	(220,000)	-	520,000	-	(520,000)	-
Interest, dividends, and realized gains	362,224	13,361	-	375,585	254,633	10,891	-	265,524
Interest income - notes	920,724	-	(920,724)	-	932,400	-	(932,400)	-
Grants and contributions	711,385	136,964	-	848,349	854,906	174,390	-	1,029,296
Net assets released from restrictions	150,533	-	-	150,533	4,480	-	-	4,480
Other income	13,812	34,006	-	47,818	128,129	(551)	-	127,578
Total Revenue and Public Support	**23,579,397**	**9,091,115**	**(7,140,402)**	**25,530,110**	**21,904,555**	**8,774,812**	**(6,967,500)**	**23,711,867**
Expenses								
Program Expenses								
Rental operations								
Operating expenses	7,165,803	5,225,339	(1,354,465)	11,036,677	6,647,787	5,363,073	(1,204,172)	10,806,688
Depreciation and amortization	2,356,223	4,748,317	(308,039)	6,796,501	2,026,794	3,186,745	(210,294)	5,003,245
Interest expense	2,451,434	3,423,034	(535,239)	5,339,229	2,136,841	2,278,044	(533,685)	3,881,200
Other	-	381,757	(157,982)	223,775	-	304,543	(84,059)	220,484
Development and property management	4,130,782	-	-	4,130,782	3,487,084	-	-	3,487,084
Total Program Expenses	**16,104,242**	**13,778,447**	**(2,355,725)**	**27,526,964**	**14,298,506**	**11,132,405**	**(2,032,210)**	**23,398,701**
Supporting Service Expenses								
Management and general	2,429,131	-	31,326	2,460,457	1,401,750	-	-	1,401,750
Management and general - partnerships and LLCs	624,399	-	-	624,399	840,207	-	-	840,207
Fundraising	358,489	-	-	358,489	219,434	-	-	219,434
Total Supporting Service Expenses	**3,412,019**	**-**	**31,326**	**3,443,345**	**2,461,391**	**-**	**-**	**2,461,391**
Total Expenses	**19,516,261**	**13,778,447**	**(2,324,399)**	**30,970,309**	**16,759,897**	**11,132,405**	**(2,032,210)**	**25,860,092**
Gains and (Losses)								
Gain (loss) on dissolution of partnership	-	-	-	-	555,332	-	-	555,332
Gain (loss) on partnerships and LLCs	(715)	-	715	-	(531)	-	531	-
Gain (loss) on sale of property	23,378,341	-	(15,496)	23,362,845	-	-	-	-
Gain (loss) on investments	(1,385,158)	-	-	(1,385,158)	824,830	-	-	824,830
Total Gains and (Losses)	**21,992,468**	**-**	**(14,781)**	**21,977,687**	**1,379,631**	**-**	**531**	**1,380,162**
Change in Net Assets Without Donor Restriction	**$ 26,055,604**	**$ (4,687,332)**	**$ (4,830,784)**	**$ 16,537,488**	**$ 6,524,289**	**$ (2,357,593)**	**$ (4,934,759)**	**$ (768,063)**

CONSOLIDATING STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018				2017			
	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total	Bellwether Consolidated	Partnerships and LLCs	Eliminations	Consolidated Total
Net Assets Without Donor Restriction								
Revenue and public support	$ 23,428,864	$ 9,091,115	$ (7,140,402)	$ 25,379,577	$ 21,900,075	$ 8,774,812	$ (6,967,500)	$ 23,707,387
Net assets released from restrictions	150,533	-	-	150,533	4,480	-	-	4,480
Total Revenue and Public Support	23,579,397	9,091,115	(7,140,402)	25,530,110	21,904,555	8,774,812	(6,967,500)	23,711,867
Expenses	(19,516,261)	(13,778,447)	2,324,399	(30,970,309)	(16,759,897)	(11,132,405)	2,032,210	(25,860,092)
Gains	21,992,468	-	(14,781)	21,977,687	1,379,631	-	531	1,380,162
Total Expenses and Gains	2,476,207	(13,778,447)	2,309,618	(8,992,622)	(15,380,266)	(11,132,405)	2,032,741	(24,479,930)
Changes in net assets without donor restriction	26,055,604	(4,687,332)	(4,830,784)	16,537,488	6,524,289	(2,357,593)	(4,934,759)	(768,063)
Net Assets With Donor Restriction								
Revenue and public support	117,077	-	-	117,077	67,926	-	-	67,926
Net assets released from restrictions	(150,533)	-	-	(150,533)	(4,480)	-	-	(4,480)
Changes in net assets without donor restriction	(33,456)	-	-	(33,456)	63,446	-	-	63,446
Changes in Non-Controlling Interest in LPs and LLCs								
Owners' contributions	-	7,552,111	-	7,552,111	-	555,335	97,361	652,696
Owners' withdrawals	14,578	(295,760)	20,400	(260,782)	(1,170,576)	(2)	1,170,576	(2)
Changes in non-controlling interest in LPs and LLCs	14,578	7,256,351	20,400	7,291,329	(1,170,576)	555,333	1,267,937	652,694
Changes in net assets and non-controlling interest in LPs and LLCs	26,036,726	2,569,019	(4,810,384)	23,795,361	5,417,159	(1,802,260)	(3,666,822)	(51,923)
Balance, beginning of year	61,041,813	18,625,045	(15,183,481)	64,483,377	55,624,654	20,427,305	(11,516,659)	64,535,300
Balance, end of year	$ 87,078,539	$ 21,194,064	$ (19,993,865)	$ 88,278,738	$ 61,041,813	$ 18,625,045	$ (15,183,481)	$ 64,483,377

DETAIL OF REVENUE AND EXPENSES FOR
BELLWETHER AND WHOLLY OWNED BUILDINGS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Program Services and Administration 2018	Building Operations 2018	Total 2018	Program Services and Administration 2017	Building Operations 2017	Total 2017
Revenue and Public Support						
Rental income	$ -	$ 15,087,013	$ 15,087,013	$ -	$ 13,447,054	$ 13,447,054
Property management	1,391,211	-	1,391,211	1,214,166	-	1,214,166
Consulting fees	203,938	-	203,938	345,661	-	345,661
Development fees	1,283,093	-	1,283,093	-	-	-
Deferred development	3,235,464	-	3,235,464	4,203,126	-	4,203,126
Construction management fees	220,000	-	220,000	520,000	-	520,000
Interest, dividends, and realized gains	331,984	30,240	362,224	227,652	26,981	254,633
Interest income - notes	920,724	-	920,724	932,400	-	932,400
Grants and contributions	644,722	66,663	711,385	388,215	466,691	854,906
Net assets released from restrictions	150,533	-	150,533	4,480	-	4,480
Other income	407	13,405	13,812	33,519	94,610	128,129
Total Revenue and Public Support	8,382,076	15,197,321	23,579,397	7,869,219	14,035,336	21,904,555
Expenses						
Program Expenses						
Rental operations						
Operating expenses	-	7,165,803	7,165,803	-	6,647,787	6,647,787
Depreciation and amortization	11,402	2,344,821	2,356,223	11,402	2,015,392	2,026,794
Interest expense	-	2,451,434	2,451,434	-	2,136,841	2,136,841
Other	-	-	-	-	-	-
Development and property management	4,130,782	-	4,130,782	3,487,084	-	3,487,084
Total Program Expenses	4,142,184	11,962,058	16,104,242	3,498,486	10,800,020	14,298,506
Supporting Service Expenses						
Management and general	2,429,131	-	2,429,131	1,401,750	-	1,401,750
Management and general - partnerships and LLCs	624,399	-	624,399	840,207	-	840,207
Fundraising	358,489	-	358,489	219,434	-	219,434
Total Supporting Service Expenses	3,412,019	-	3,412,019	2,461,391	-	2,461,391
Total Expenses	7,554,203	11,962,058	19,516,261	5,959,877	10,800,020	16,759,897
Gains and (Losses)						
Gain (loss) on dissolution of partnership	-	-	-	-	555,332	555,332
Gain (loss) on partnerships and LLCs	(715)	-	(715)	(531)	-	(531)
Gain (loss) on sale of property	15,996	23,362,345	23,378,341	-	-	-
Gain (loss) on investments	(1,385,158)	-	(1,385,158)	824,830	-	824,830
Total Gains and (Losses)	(1,369,877)	23,362,345	21,992,468	824,299	555,332	1,379,631
Change in Net Assets Without Donor Restriction	$ (542,004)	$ 26,597,608	$ 26,055,604	$ 2,733,641	$ 3,790,648	$ 6,524,289

SCHEDULES OF REVENUE AND EXPENSES FOR BELLWETHER WHOLLY OWNED BUILDING OPERATIONS
YEAR ENDED DECEMBER 31, 2018

	REVENUE			EXPENSES						
	Rental income	Other building income	Total	Operating expenses	Interest expense	(Gain)/ Loss Assets Disposed	Total	Excess (deficit) from operations	Depreciation and amortization	Excess (Deficit) of Revenue over Expenses
Annapolis	$ 252,897	$ 378	$ 253,275	$ 105,009	$ 30,593	$ -	$ 135,602	$ 117,673	$ 24,152	$ 93,521
Arbora Court - Lease	-	-	-	34,097	-	-	34,097	(34,097)	-	(34,097)
Bellevue/Olive	672,953	9,120	682,073	371,632	73,002	-	444,634	237,439	123,148	114,291
Views at Madison	243,444	-	243,444	173,818	99,108	-	272,926	(29,482)	111,266	(140,748)
Casa Pacifica Apartments	813,132	7,319	820,451	444,182	205,472	-	649,654	170,797	170,705	92
Casa Pacifica - Lease	54,621	-	54,621	-	-	-	-	54,621	-	54,621
Cascade Court	1,121,494	1,510	1,123,004	435,613	222,164	-	657,777	465,227	257,845	207,382
Graham Terry Apartments	1,045,929	1,538	1,047,467	490,946	155,585	(7,802,252)	(7,155,721)	8,203,188	182,533	8,020,655
Eagles Apartments	379,989	1,367	381,356	222,791	33,143	-	255,934	125,422	78,494	46,928
Juneau & Pardee Townhomes	322,864	895	323,759	203,530	24,878	-	228,408	95,351	55,030	40,321
Kingway Apartments	2,298,268	3,653	2,301,921	1,089,066	138,737	-	1,227,803	1,074,118	218,492	855,626
Mercer Court	346,425	527	346,952	179,236	42,058	-	221,294	125,658	66,551	59,107
Meridian Manor	1,427,836	64,534	1,492,370	668,465	441,872	-	1,110,337	382,033	308,428	73,605
Olive Tower Apartments	938,869	7,877	946,746	420,976	164,944	-	585,920	360,826	150,694	210,132
Oregon Apartments	924,080	2,674	926,754	497,091	133,386	-	630,477	296,277	107,491	188,786
Rose Street - Lease	55,682	76	55,758	19,748	27,228	-	46,976	8,782	13,155	(4,373)
Security House Apartments - Lease	301,169	1	301,170	100,503	-	-	100,503	200,667	5,389	195,278
Sterling Court	89,989	282	90,271	46,799	-	-	46,799	43,472	15,040	28,432
Stewart Court	1,232,531	1,247	1,233,778	450,115	279,137	-	729,252	504,526	175,517	329,009
Stone Way Apartments - Lease	206,611	-	206,611	158,536	-	-	158,536	48,075	14,210	33,865
First and Vine Apartments - Lease	20,930	-	20,930	10,444	-	-	10,444	10,486	-	10,486
Tate Mason House	960,891	2,115	963,006	408,883	177,433	-	586,316	376,690	153,358	223,332
Vine Court	645,535	1,493	647,028	302,832	147,857	-	450,689	196,339	68,216	128,123
John Winthrop	730,874	3,703	734,577	331,491	54,837	(15,560,093)	(15,173,765)	15,908,342	45,107	15,863,235
Total	$ 15,087,013	$ 110,309	$ 15,197,322	$ 7,165,803	$ 2,451,434	$ (23,362,345)	$ (13,745,108)	$ 28,942,430	$ 2,344,821	$ 26,597,609

SCHEDULES OF REVENUE AND EXPENSES FOR BELLWETHER WHOLLY OWNED BUILDING OPERATIONS
YEAR ENDED DECEMBER 31, 2017

	REVENUE			EXPENSES						
	Rental income	Other building income	Total	Operating expenses	Interest expense	(Gain)/ Loss Assets Disposed	Total	Excess (deficit) from operations	Depreciation and amortization	Excess (Deficit) of Revenue over Expenses
Annapolis	$ 223,669	$ 314	$ 223,983	$ 143,901	$ 20,941	$ -	$ 164,842	$ 59,141	$ 23,975	$ 35,166
Bellevue/Olive	649,324	8,535	657,859	294,964	74,323	-	369,287	288,572	122,811	165,761
Casa Pacifica Apartments	795,974	1,772	797,746	398,066	212,339	-	610,405	187,341	167,827	19,514
Casa Pacifica - Lease	201,220	-	201,220	5,153	-	-	5,153	196,067	-	196,067
Cascade Court	1,077,453	144,730	1,222,183	498,688	225,035	-	723,723	498,460	250,776	247,684
Graham Terry Apartments	1,003,458	1,168	1,004,626	500,096	158,627	-	658,723	345,903	182,417	163,486
Eagles Apartments	367,461	1,206	368,667	219,024	35,445	-	254,469	114,198	78,550	35,648
Juneau & Pardee Townhomes	311,659	813	312,472	145,884	25,431	-	171,315	141,157	54,882	86,275
Kingway Apartments	2,194,010	80,111	2,274,121	1,168,559	148,991	-	1,317,550	956,571	207,019	749,552
Mercer Court	335,037	428	335,465	176,959	50,397	-	227,356	108,109	66,551	41,558
Meridian Manor	1,346,996	244,409	1,591,405	682,555	450,627	-	1,133,182	458,223	301,752	156,471
Olive Tower Apartments	908,413	89,924	998,337	430,163	166,979	-	597,142	401,195	142,681	258,514
Oregon Apartments	861,405	2,268	863,673	393,482	137,004	-	530,486	333,187	108,035	225,152
Rose Street - Lease	59,914	75	59,989	17,023	28,040	-	45,063	14,926	13,155	1,771
Security House Apartments - Lease	310,980	1	310,981	77,714	-	-	77,714	233,267	5,389	227,878
Sterling Court	88,494	241	88,735	49,385	-	-	49,385	39,350	15,431	23,919
Stewart Court	-	-	-	150	-	(555,332)	(555,182)	555,182	-	555,182
Stone Way Apartments - Lease	161,313	-	161,313	144,534	-	-	144,534	16,779	-	16,779
First and Vine Apartments - Lease	91,205	-	91,205	74,607	-	-	74,607	16,598	-	16,598
Tate Mason House	948,660	2,528	951,188	419,402	181,895	-	601,297	349,891	148,436	201,455
Vine Court	635,668	1,021	636,689	278,294	150,708	-	429,002	207,687	71,305	136,382
John Winthrop	874,741	8,738	883,479	529,184	70,059	-	599,243	284,236	54,400	229,836
Total	$ 13,447,054	$ 588,282	$ 14,035,336	$ 6,647,787	$ 2,136,841	$ (555,332)	$ 8,229,296	$ 5,806,040	$ 2,015,392	$ 3,790,648

See report of Independent Auditors

DETAILED SCHEDULE OF ASSETS, LIABILITIES AND OWNERS' EQUITY (DEFICIT) FOR BELLWETHER LPs AND LLCs
DECEMBER 31, 2018

ASSETS	Third & Pine	Judkins Park	Genesee	Stone Way	HRG Rose Street	Sunset Apartments	Parker Apartments	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Cash and cash equivalents	$ 100	$ 100	$ 91,470	$ 37,834	$ 34,405	$ 1,155,785	$ 145,272	$ 57,656	$ 290,429	$ 133,902	$ 278,246	$ 13,881	$ 2,239,080
Cash and cash equivalents - restricted	213,556	121,178	504,381	562,501	548,391	1,469,237	250,782	255,945	529,551	3,993,007	145,721	148,554	8,742,804
Tenant and other receivables	5,429	43,934	71,966	22,478	2,935	19,304	200	8,701	10,725	37,908	10,546	6,831	240,957
Prepaid expenses	56,085	1,808	7,571	5,507	110,886	11,320	3,563	8,421	13,855	15,672	10,619	7,035	252,342
Total Current Assets	275,170	167,020	675,388	628,320	696,617	2,655,646	399,817	330,723	844,560	4,180,489	445,132	176,301	11,475,183
Property and equipment, net	6,160,136	2,360,179	5,191,855	12,458,899	14,202,984	11,118,168	10,465,307	21,583,726	22,286,011	46,227,473	24,025,935	15,921,256	192,001,929
Deferred costs, net	-	-	-			49,089	-	27,722	70,718	116,757	104,571	97,706	466,563
Total assets	$ 6,435,366	$ 2,527,199	$ 5,867,243	$ 13,087,219	$ 14,899,601	$ 13,822,903	$ 10,865,124	$ 21,942,171	$ 23,201,289	$ 50,524,719	$ 24,575,638	$ 16,195,263	$ 203,943,675
LIABILITIES AND OWNERS' EQUITY (DEFICIT)													
Accounts payable and accruals	$ 13,470	$ 3,003	$ 6,931	$ 9,836	$ 18,884	$ 31,808	$ 14,874	$ 28,424	$ 3,237	$ 135,824	$ 70,135	$ 5,764	$ 342,190
Construction payables	-	-	-	-	-	-	-	694,078	1,702	2,840,646	9,848	10,076	3,356,350
Short-term notes and advances	143,180	-	843	-	72,948	528,706	11,053	22,835	63,499	78,511	101,850	292,484	1,315,709
Accrued interest payable	10,992	2,020	4,480	15,627	-	13,581	13,711	37,630	32,686	157,916	54,098	36,967	379,708
Security deposits	22,520	7,660	17,024	27,515	35,315	18,820	22,470	27,176	18,148	42,049	33,404	21,846	293,947
Current portion of long term debt	90,148	11,591	33,535	107,962	57,751	54,047	62,418	5,609,082	127,646	14,869,366	6,555,700	7,963,131	35,542,377
Total current liabilities	280,310	24,274	62,813	160,940	184,898	646,962	124,526	6,419,025	246,918	17,924,312	6,825,035	8,330,268	41,230,281
Deferred interest payable	15,859	187,966	191,380	750,210	17,167	166,552	143,200	93,973	62,863	-	110,079	62,682	1,801,931
Long-term debt, deferred loans and grants, net of current maturities	2,156,520	1,731,666	2,436,581	9,161,321	13,278,825	4,553,610	6,975,323	11,408,466	10,649,708	9,197,178	13,076,930	3,934,166	88,560,294
Long-term notes	(69,480)	(411)	(39,948)	(35,563)	(134,692)	(47,403)	(61,064)	(147,605)	(136,104)	(159,125)	(249,058)	(259,394)	(1,339,847)
Long-term notes - affiliates	5,017,755	372,945	3,788,441	2,850,084	491,222	25,000	1,899,327	3,263,397	8,080,510	23,085,952	2,460,807	1,161,512	52,496,952
Total liabilities	7,400,964	2,316,440	6,439,267	12,886,992	13,837,420	5,344,721	9,081,312	21,037,256	18,903,895	50,048,317	22,223,793	13,229,234	182,749,611
Owners' equity (deficit)	(965,658)	210,759	(572,024)	200,227	1,062,181	8,478,182	1,783,812	904,915	4,297,394	476,402	2,351,845	2,966,029	21,194,064
Total liabilities and owners' equity (deficit)	$ 6,435,306	$ 2,527,199	$ 5,867,243	$ 13,087,219	$ 14,899,601	$ 13,822,903	$ 10,865,124	$ 21,942,171	$ 23,201,289	$ 50,524,719	$ 24,575,638	$ 16,195,263	$ 203,943,675

See report of Independent Auditors

DETAILED SCHEDULE OF ASSETS, LIABILITIES AND OWNERS' EQUITY (DEFICIT) FOR BELLWETHER LPs AND LLCs
DECEMBER 31, 2017

ASSETS	Third & Pine	Judkins Park	Genesee	Stone Way	HRG Rose Street	Sunset Apartments	Parker Apartments	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Cash and cash equivalents	$ 50	$ 100	$ 91,470	$ 66,417	$ 75,633	$ 605,569	$ 62,455	$ -	$ 809,382	$ 7,822	$ -	$ -	$ 1,718,898
Cash and cash equivalents - restricted	221,781	109,912	497,704	501,653	482,245	1,433,300	208,591	543,849	331,788	4,042,794	1,734,372	1,716,984	11,824,973
Tenant and other receivables	6,243	39,524	18,770	322	9,946	437,862	655	7,347	171,736	805	-	1,281,475	1,974,685
Prepaid expenses	10,555	3,301	9,412	7,380	10,857	12,324	5,454	7,915	11,195	14,830	4,122	95,092	192,437
Total Current Assets	238,629	152,837	617,356	575,772	578,681	2,489,055	277,155	559,111	1,324,101	4,066,251	1,738,494	3,093,551	15,710,993
Property and equipment, net	6,323,005	2,436,444	5,373,510	12,862,487	14,597,330	11,622,643	10,709,235	15,250,827	22,816,974	34,003,783	19,774,083	14,677,565	170,447,886
Deferred costs, net	-	-	-			62,789	-	-	44,875	-			107,664
Total assets	$ 6,561,634	$ 2,589,281	$ 5,990,866	$ 13,438,259	$ 15,176,011	$ 14,174,487	$ 10,986,390	$ 15,809,938	$ 24,185,950	$ 38,070,034	$ 21,512,577	$ 17,771,116	$ 186,266,543
LIABILITIES AND OWNERS' EQUITY (DEFICIT)													
Accounts payable and accruals	$ 14,249	$ 17,345	$ 8,720	$ 24,506	$ 14,969	$ 26,319	$ 2,697	$ -	$ (4,297)	$ 8,100	$ -	$ -	$ 112,608
Construction payables	-	-						954,424	119,219	480,735	3,020,358	2,282,164	6,856,900
Short-term notes and advances	2,370	-	26,186	63,918	3,250	439,700	13,712	60	58,403	232,396	98,590	3,448,579	4,387,164
Accrued interest payable	10,992	2,081	4,615	16,094	-	13,871	13,952	13,259	26,406	34,513	25,774	18,856	180,413
Security deposits	-	-	16,243	-	-	18,869	-	-	18,087	-	-	-	53,199
Current portion of long term debt	84,958	10,849	31,871	102,320	54,515	50,522	59,519	-	3,394,970	21,333	-	-	3,810,857
Total current liabilities	112,569	30,275	87,635	206,838	72,734	549,281	89,880	967,743	3,612,788	777,077	3,144,722	5,749,599	15,401,141
Deferred interest payable	14,729	182,778	176,036	701,389	15,162	144,238	107,808	32,341	37,949	-	51,984	82,581	1,546,995
Long-term debt, deferred loans and grants, net of current maturities	2,246,668	1,743,256	2,470,117	9,269,283	13,336,843	4,607,656	7,037,741	11,056,896	10,784,183	14,956,333	15,794,403	9,810,581	103,113,960
Less: unamortized debt issuance costs	(74,383)	(2,056)	(41,945)	(40,377)	(141,953)	(50,762)	(66,336)	(172,035)	(141,855)	(238,404)	(291,000)	(232,336)	(1,493,442)
Long-term notes	-	-	-	-	-	-	-	-	-	-	-	557,223	557,223
Long-term notes - affiliates	4,873,228	365,042	3,793,851	2,833,904	569,815	50,000	1,837,571	2,588,782	9,313,003	20,981,014	1,309,411	-	48,515,621
Total liabilities	7,172,811	2,319,295	6,485,694	12,971,037	13,852,601	5,300,413	9,006,664	14,473,727	23,606,068	36,476,020	20,009,520	15,967,648	167,641,498
Owners' equity (deficit)	(611,177)	269,986	(494,828)	467,222	1,323,410	8,874,074	1,979,726	1,336,211	579,882	1,594,014	1,503,057	1,803,468	18,625,045
Total liabilities and owners' equity (deficit)	$ 6,561,634	$ 2,589,281	$ 5,990,866	$ 13,438,259	$ 15,176,011	$ 14,174,487	$ 10,986,390	$ 15,809,938	$ 24,185,950	$ 38,070,034	$ 21,512,577	$ 17,771,116	$ 186,266,543

See report of Independent Auditors

SCHEDULE OF REVENUE, EXPENSES AND CHANGES IN OWNERS' EQUITY (DEFICIT)
PARTNERSHIPS AND LIMITED LIABILITY COMPANIES
YEAR ENDED DECEMBER 31, 2018

	Third & Pine	Judkins Park	Genesee	Stone Way	HRG Rose Street	Sunset Apartments	Parker Apartments
Revenue							
Rental income	$ 654,099	$ 192,954	$ 493,784	$ 900,571	$ 899,696	$ 1,765,290	$ 589,137
Interest income	1,226	288	1,043	1,624	1,644	1,668	834
Other building income	-	-	-	450	-	65,224	16,009
Total Revenue	655,325	193,242	494,827	902,645	901,340	1,832,182	605,980
Expenses							
Operating expenses	504,558	112,082	288,930	442,412	469,878	1,175,421	258,464
Depreciation and amortization	209,700	76,266	181,655	403,588	401,812	524,857	243,928
Interest expense	280,169	41,189	86,233	306,725	237,877	187,146	261,736
Other	15,379	22,932	15,205	16,915	53,002	44,890	37,766
Total Expenses	1,009,806	252,469	572,023	1,169,640	1,162,569	1,932,314	801,894
Net Income (loss)	$ (354,481)	$ (59,227)	$ (77,196)	$ (266,995)	$ (261,229)	$ (100,132)	$ (195,914)
Owners' Equity (Deficit)							
Balance, beginning of year	$ (611,177)	$ 269,986	$ (494,828)	$ 467,222	$ 1,323,410	$ 8,874,074	$ 1,979,726
Net income (loss)	(354,481)	(59,227)	(77,196)	(266,995)	(261,229)	(100,132)	(195,914)
Capital contributions	-	-	-	-	-	-	-
Withdrawals	-	-	-	-	-	(295,760)	-
Balance, end of year	$ (965,658)	$ 210,759	$ (572,024)	$ 200,227	$ 1,062,181	$ 8,478,182	$ 1,783,812

	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Revenue						
Rental income	$ 321,498	$ 1,665,110	$ 590,463	$ 601,253	$ 232,929	$ 8,906,784
Interest income	780	2,277	1,459	282	236	13,361
Other building income	5,325	71,290	-	6,000	6,672	170,970
Total Revenue	327,603	1,738,677	591,922	607,535	239,837	9,091,115
Expenses						
Operating expenses	250,787	813,849	392,686	288,827	227,445	5,225,339
Depreciation and amortization	392,373	569,407	889,282	488,995	366,454	4,748,317
Interest expense	274,672	630,515	400,390	461,525	254,857	3,423,034
Other	46,067	18,742	27,176	37,288	46,395	381,757
Total Expenses	963,899	2,032,513	1,709,534	1,276,635	895,151	13,778,447
Net Income (loss)	$ (636,296)	$ (293,836)	$ (1,117,612)	$ (669,100)	$ (655,314)	$ (4,687,332)
Owners' Equity (Deficit)						
Balance, beginning of year	$ 1,336,211	$ 579,882	$ 1,594,014	$ 1,503,057	$ 1,803,468	$ 18,625,045
Net income (loss)	(636,296)	(293,836)	(1,117,612)	(669,100)	(655,314)	(4,687,332)
Capital contributions	205,000	4,011,348	-	1,517,888	1,817,875	7,552,111
Withdrawals	-	-	-	-	-	(295,760)
Balance, end of year	$ 904,915	$ 4,297,394	$ 476,402	$ 2,351,845	$ 2,966,029	$ 21,194,064

See report of Independent Auditors

	Eighth & Stewart	Third & Pine	Judkins Park	Genesee	Stone Way	HRG Rose Street	Sunset Apartments	Parker Apartments	1511 Dexter	Security House	Cambridge Apartments	University Apts - 4%	University Apts - 9%	Total
Revenue														
Rental income	$ 1,196,611	$ 636,795	$ 188,974	$ 487,560	$ 884,116	$ 856,582	$ 1,739,674	$ 579,081	$ -	$ 1,618,067	$ 402,622	$ -	$ -	$ 8,590,082
Interest income	915	840	218	437	1,169	1,125	350	644	1,103	1,613	2,021	9	447	10,891
Other building income	-	-	-	(551)	-	-	106,832	-	-	67,558	-	-	-	173,839
Total Revenue	1,197,526	637,635	189,192	487,446	885,285	857,707	1,846,856	579,725	1,103	1,687,238	404,643	9	447	8,774,812
Expenses														
Operating expenses	590,962	419,258	101,976	381,123	533,121	421,908	1,155,993	202,395	411	764,985	790,555	143	243	5,363,073
Depreciation and amortization	259,764	209,655	76,475	181,655	403,588	400,443	521,893	243,928	-	503,343	386,001	-	-	3,186,745
Interest expense	361,322	281,166	41,970	87,720	324,851	240,940	190,578	253,062	-	496,435	-	-	-	2,278,044
Other	27,883	12,841	28,983	14,262	15,004	53,423	42,647	35,868	-	51,750	21,882	-	-	304,543
Total Expenses	1,239,931	922,920	249,404	664,760	1,276,564	1,116,714	1,911,111	735,253	411	1,816,513	1,198,438	143	243	11,132,405
Net Income (loss)	$ (42,405)	$ (285,285)	$ (60,212)	$ (177,314)	$ (391,279)	$ (259,007)	$ (64,255)	$ (155,528)	$ 692	$ (129,275)	$ (793,795)	$ (134)	$ 204	$ (2,357,593)
Owners' Equity (Deficit)														
Balance, beginning of year	$ (512,928)	$ (325,892)	$ 330,198	$ (317,514)	$ 858,501	$ 1,582,417	$ 8,938,329	$ 2,135,254	$ 1,335,519	$ 709,157	$ 2,387,809	$ 1,503,191	$ 1,803,264	$ 20,427,305
Net income (loss	(42,405)	(285,285)	(60,212)	(177,314)	(391,279)	(259,007)	(64,255)	(155,528)	692	(129,275)	(793,795)	(134)	204	(2,357,593)
Capital contributions	1,170,576	-	-	-	-	-	-	-	-	-	-	-	-	1,170,576
Withdrawals	(615,243)	-	-	-	-	-	-	-	-	-	-	-	-	(615,243)
Balance, end of year	$ -	$ (611,177)	$ 269,986	$ (494,828)	$ 467,222	$ 1,323,410	$ 8,874,074	$ 1,979,726	$ 1,336,211	$ 579,882	$ 1,594,014	$ 1,503,057	$ 1,803,468	$ 18,625,045

See report of Independent Auditors